Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

July 30, 2015

TOP 200 CALL – 9:00 am Session

Coordinator:	Welcome and thank you all for standing by. At this time all participants are in listen-only mode. During the question and answer session if you would like to ask a question, please press star and then 1.

This call is being recorded. If you have any objections you may disconnect at this point.

I will now turn the meeting over to your host, Mr. Michel Combes. Sir, you may begin.

Michel Combes:	Good morning, good afternoon to all of you. Sorry for this 15 minute delay, but I just landed from New York and the plane was slightly delayed.

This is our quarterly call for the Top 200, to share with you our Q2 financial results.

I will summarize the financial story we are telling the market so that you it in mind in all your interactions with employees, customers, suppliers, and all key stakeholders.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

Then we’ll address at the end of this call, the (unintelligible) behind the second announcement which has been done today concerning my departure.

So first, on the financial story today, I guess three key messages. The repositioning of our company on IP Cloud and ultra-broadband is moving ahead successfully.

Second message is continued improvement in our profitability. The third one is our free cash flow which is positive for the first time in the second quarter since the merge in-between Alcatel and Lucent.

So if I come back to Q2, our company as Jean mentioned to the financial - to the investors - not the investors; to the journalists this morning, our company has definitely become more resilient and more (unintelligible) in a fast-changing and highly competitive market.

A few data points to highlight that - our industrial repositioning on next generation technologies, IP (unintelligible) for broadband continue to progress with 76% of our revenue now coming from next generation products. Our (unintelligible) investments have been refocused on next generation technologies.

Just to put that in perspective, those portals were representing in 2012 less than 50% of our revenue. On a 12 month basis at the end of Q2, we are roughly at 75%, and we have grown this revenue by more than $3 billion in the past three years, an average growth of 17% per year, which clearly shows that’s the best that we have done in terms of repositioning does deliver and is working.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

Profitability continues to improve. Our growth margin reached 34.8% of our revenue in Q2, expanding 220 basis points year-over-year. And our adjusted operating income reached 175 million Euros or 5.1% of revenues.

It reflects better commercial selectivity, better product mix, and improvements in delivery and quality.

Again, if I look on a 12-month basis, our profitability; our growth margin in 2012 was roughly 29%. And the 12 month basis ending end of Q2 this year, we are 34.5%. So again, real big increase.

Same for operating profit was roughly minus 2% in 2012. On a 12-month basis at the end of Q2, we are at 5%. So again, a 7% increase and so a huge improvement in the past two years and a half.

We are cash flow positive in the second quarter for the first time since the merge. Free cash flow was 65 million Euros in the quarter, and improvement of 270 million Euros year-over-year.

Our goal of becoming free cash flow positive by the end of 2015 is within reach. Just to give you again some perspective, if I look on the 12-month basis ending end of Q2, our free cash flow is negated by roughly minus 15 million Euros. So which means that we are clearly in reach of our target.

Just to remind you with the fact that I 2012, free cash flow is negated by more than 700 million Euros.

Cumulative fixed cost savings amounts to 746 million Euros at the end of the quarter. Our end of year target is achievable. Just to remind you with the target which is 950 million Euros, so which means that we still have to make

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

200 million Euros additional savings in the next six months. We have a plan to do that. I have no doubt that we will exceed this target thanks to your involvement.

If we look a little bit more in detail in our different product lines, core networking segment revenue were 1 billion 675 million Euros in Q2, up 22% year-over-year of actual rate. And up 10% at constant rate.

IP routing revenue was up 17% actual rate, and 3% at constant rate when compared to Q2 ’14, with non-telco revenue growing at a double-digit pace year-over-year, reflecting continued progress in our market diversification strategy.

Business witnessed double-digit growth in (unintelligible), resilience in North America, and decline in a fact driven by a continued spending posed in Japan from our biggest customer there.

Our core router added five new wins, bringing the total number to 44. New add network also added five new wins in Q2, bringing the total number to 25. Worth noting as well, the good momentum on virtualized routing.

IC transport revenue — and that’s good news — were up 30% year-over-year, and 21% at constant rate. (Unintelligible) revenue showed strong double-digit growth at constant rate, driven by DWM’s strength in EMEA, (unintelligible) and APAC.

The cyclical upswing continued for our Submarine business, as revenues grew by more than 40%.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

IT platform again, good news. IT platform’s revenues were up 19%, (unintelligible) exchange rate, and 3% at constant rate, with IMS (unintelligible) experiencing strong traction in North America, and (unintelligible) expansion into other regions.

CloudBand is now involved in 27 projects of which five are commercial deployments and recently signed a Memo of Understanding with Telefonica to test (unintelligible) technologies.

In NexTec, revenues were down 7% year-over-year at actual rate, a decrease of 20% constant rate. Segment American cash flow was 120 million Euros in the quarter, 138 million better than Q2 ’14, reflecting improved operating working capital.

You’ll remember that NexTec, our strategy is manage for cash. So again, delivering wireless revenue decreased by 12%, actual rate, and 27% at constant rate. The decline was driven by lower spending in the U.S. and project timing in China.

However, the quarter was also marked by the signature of a frame agreement with China Mobile and China Unicom. First failed trial of virtual run day’s architecture and strong advancement of the (unintelligible).

Fixed asset revenues were up 5% compared to the year ago quarter with actual rate, and down 6% at constant rate.

Correction with fiber and next generation products continued in APAC with China returning to growth, but was offset by decline in EMEA and the continued spending pose in North America.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

Next gen technologies are seeing good momentum - good market traction, whether it’s (unintelligible), whether it’s TWGN point.

So all in all I would qualify those results are good and I would like to thank you all for your commitment in the quarter in order to deliver those results.

I would like of course to thank the business lines and the Sales organization which have been working hard until the very last day of the quarter. But I would like also to thank the super functions for what has been achieved in the quarter as well, whether let’s say, from HR and Finance, but also Marketing.

We see and we start to see some traction concerning our diversification. You know that we need to move faster, and the reason why we have decided to appoint Ozvaldo drive our efforts in this field in the next coming months, but all the efforts of everyone are starting to pay well. So these results are your results and thank you for what has been achieved.

As you can expect, there will be still lots of expectations on our results in Q3 and Q4, so which means that we should not slow down what has been achieved up to now. And we should even accelerate as much as we can.

Just one comment as well on the results which have posted by Nokia this morning which are quite consistent with ours. They have posted results for the group as a whole, and strong results for the networking part with growth of 6% to actual rate.

And with (unintelligible) profit margin of 11% which obviously rebalanced the operating margin which was posted in first quarter. So all in all, very consistent with ours. And we showed once again, the interest of the merge and the strategic move that we are going to enter in.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

So if you allow then let’s say, to turn to the second topic that I wanted to address this morning which is, related to the second press release that we have made and the mail that I have sent to all of you.

As you’ve seen, I made this morning an announcement concerning my departure date. So my departure was not a surprise, as it was already flagged when we presented the deal with Nokia.

But so we - I announced today the date of my departure, and I guess it involved me to come back. And the reason why I did it now, before the closing, in order that you understand exactly what it is at stake.

I guess that I did for mainly two or three reasons. Clear that X1 results show that the company is now well on track to deliver the shift plan. I could even say that we are nearly there, even if we still have to remain extremely focused for the next two quarters. But we are clearly on track to deliver our plan. So, that’s point one.

Second, the closing of the transaction is accelerating, as I have mentioned it publicly, meaning that we got authorization in most of the countries we do operate. We are still waiting for authorization in a few Asian countries.

We are expecting to get clearance by the end of September which should pave the way for a closing by the end of the year. Of course publicly remain on the first half of 2016, but we have good expectation that the closing might happen by the end of the year.

So which comes to the third point, this acceleration has left Rajeev to decide to accelerate the work on the integration which is taking place, in order to be

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

ready Day 1 when the closing will have been achieved, which will translate in its intent to announce a new management team of the company by the end of September.

In this context I felt it was more appropriate for me let’s say, to step down in order to, as we say in French, ((Foreign Language Spoken)). I don’t know exactly how you say that in English. Maybe (John) is going to help me to translate that - ((Foreign Language Spoken)).

Woman:	Give free range.

Michel Combes:	Give free range, to Rajeev in order to work on this new management team and to start the integration process. And the reason why, with the Board yesterday we decided that I would step down the first of September.

In this context the Board has announced a new governance which will established the first of September as well, with Philippe Camus our Chairman, becoming Chairman and CEO. He will be supported of course, by the old ExComm with specific mention to Philippe Guillemot for leading and managing the day-to-day business and the final execution of the shift plan.

Specific mention to Jean Raby to finalize the legal and financial transactions with Nokia, and specific mention to (Bazil) and Philippe to lead the work on the integration process under the leadership of Rajeev Suri.

So as you see, a clear setup which is very consistent with the three priorities of the company for the next coming three months, I would say, which are around executing shift, finalizing the transaction, and preparing the integration.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

This interim governance takes effect on September 1, and will last until the closing. So of course I will have plenty of time to thank all of you for what has been achieved and to celebrate what we have achieved all together in the past years.

As you can imagine, it’s for me let’s say, an important day. And it’s obviously with pride, with emotions, and with confidence that I share this information with you as I know that we are on the right track.

And I am confident that I have really given to all of you a future which was the reason of my coming to the company. So I am proud of that as you can imagine.

But we’ll have plenty of time to celebrate, even if I step down on the first of September, I will attend the top two (unintelligible) events meeting which will take place in Paris on September 14 and 15.

So don’t celebrate let’s say too early my departure. I will still be there I will still be around until the 15th and I could still put a little bit of pressure if I had the impression that the results were not yet there for (unintelligible).

So don’t expect to see me completely out of the picture. And on the 14th I guess we’ll have a nice dinner, you know, that you can celebrate all of that. I hope, I expect with good French wine.

And on the 15th as you remember and which is important (Rajive Soree) will be our guest speaker so I will be very happy to introduce (Rajive) to all of you who will be the new lead of the new company I expect by the end of the year.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

Just two additional comments before I hand off to you and your questions. Mid-year review as we discussed mid-year results let me stress the usefulness of a mid-year performance review.

All we all clear on how well (unintelligible) so you know how the importance that I attach to this exercise meaning take the time to sit down with your colleagues in order to make these assessments.

It’s always important every year but it’s even more important this year with what’s happening right now with the (unintelligible). Last comment on summertime.

Why for those of you involved in the integration preparation work some may be a bit busy. I would like to wish the others a very good summer. For example the year as I have already said was really busy but rewarding with the results that we have delivered.

And the second half will be quieter. I hope you can take a rest and enjoy the company of friends and family and come back with all the energy we need to complete the year.

Last personal note as I am sure that all of you are trying to second guess what I could do next. So what I can only share with you today is that during the next couple weeks I will take a bit of rest as well during the summer with my family which have not seen me let’s say quite often in the past two years.

And I will take benefit of those few weeks out in order to decide what I will do next and obviously I will keep you informed as soon as the decision will have been taken but don’t worry I will remain around.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

So that means that we will have a lot of important issues to meet or get. That’s what I wanted to share with you this morning and now I am ready with (Jean), with (Philip) I know that (Anika) who is in Canada so it’s 3:00 am in the morning is also on the call.

So we are ready to take questions if you are.

Woman 1:	Operator.

Coordinator:	Thank you, we will now begin the question and answer session. If you would like to ask a question please press star and then 1. Please un-mute your phone and record your name clearly when prompted and to withdraw your request you may press star and then 2.

Once again if you’d like to ask a question please press star and then 1. One moment please for our first question. At this time we do not have any questions.

Once again if you’d like to ask a question please press star and then 1.

Woman 1:	Okay so we’re going to take one question by email.

Michel Combes:	Questions before email before I spoke my God.

Woman 1:	So do you have a sense of our finance performance on the diversification funds overall?

Michel Combes:	Well yes I have let’s say a sense of it because I shared that with (Tim) yesterday night. I guess that for the quarter we delivered 8% of our revenue is coming from diversification.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

As I told you for (unintelligible) it’s more it’s a double digit figure. But for the group as a whole it is 8%. So we think that we are on track to reach our target of 10% by the end of the year. So which is good news.

Nevertheless we are on track with this target but we are below our old plan. So which means that it is very important to remain focused on this one and to exit a rate.

I expect those values to come back to earth by the end of August with a new set of diversification organizations which will allow us to accelerate (unintelligible) in that field.

But we’re not waiting for this organization. Let’s make sure that we all remain focused on diversification. We have seen that several of our competitors if I take Juniper, if I take (unintelligible) very clear results in Q2 and it was mainly driven by diversification.

So that’s clearly where growth is coming from so we need to step in this spot. I should just give that figure growth year-on-year for diversification was a double digit growth.

On memory I guess it’s what I see 12% growth year-over-year. So again we are moving in the right direction. Let’s make sure that we go full speed and so (unintelligible) to drive (unintelligible) in that space.

Woman 1:	Thank you Michel. Operator.

Coordinator:	Yes ma’am we now have a question from (Thomas Shaunberg) your line is open sir.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

(Thomas Shaunberg):	Hello Michel this is (Thomas). Thank you for the information and the encouraging news and figures Q2. We possibly answered my question already the last one because my question is compared to last year it sounds really great achievement.

The question is the comparison with the markets and there I saw exactly these Juniper figures and they also show growth and they also show encouraging tendencies.

So what is your personal view about the market and our figures compared to market?

Michel Combes:	So thank you (Thomas) that’s a very good question and we have reported to the (unintelligible) yesterday the assessment of market share evolution in the past two years.

So of course it’s always difficult to judge just on the quarter because we don’t have yet a complete analysis. But what I can tell you for the past two years at least during the education of shift, we have definitely grown our market share in IP routing as well as we have started to regrow our market share in IP transport in 2014 and accelerating in 2015 which is good news. As, we were losing market share in 2013. In terms of IT platform, again, we have gained market share where we have decided to reposition the company — meaning for example IMS, meaning for example device management. Of course our revenue went down in IT platform because we decided to exit some areas. If I take access again, we have gained market share in (unintelligible). Many driven by market share gains in (unintelligible). We’re already very strong in all that is related to (unintelligible). And as far as (unintelligible) is concerned, we have been pretty flat in terms of market share.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

So, that gives you the trend for the past two years. If I were to give you my own view for the quarter, I’d guess that it remains more or lesssame. (Unintelligible) it’s clear that Juniper is improving its situation after several quarters of losing ground. I guess we will still exceed Juniper this quarter but (unintelligible) delivered results which were slightly better than we were expecting. So, we’ll have to monitor that very carefully.

Transport, no doubt that our market share gains have accelerated in Q2 thanks to a very strong performance in (unintelligible) and also in the other regions, so which is great. And for the rest, I mean there is no major change to what I have mentioned to you for the past two years. So, that’s where we stand. But, you’re right. We need to monitor carefully not only our (unintelligible) plan, but we need also to monitor very carefully our (unintelligible), which is the most important piece in our industry.

Michel Combes:	Thank you.

Woman:	Thank you Michel. Operator, do we have other questions please?

Coordinator:	Yes ma’am. And our next question comes from (Johan Denar). Your line is open sir.

(Johan Denar):	Yeah, I Michel. Hi (unintelligible) and all. Thanks for all you said. Just a couple of questions. First, can you give us a little bit more color about anti-trust (clearance) in China as I guess this is a major milestone on the way to the merger? And second, among the dates you mentioned that is the new management maybe early October or end of September and then the closing itself. Is there any hard limits that would concern (ASN)?

((Crosstalk))

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

Michel Combes:	(Johan), I have not understood your second question

(Jonan Denar):	Oh yes. Sorry. Does any of the next milestones that you have mentioned, that is the new management somewhere after the summer, and then the closing may be at the very end of the year. Does any of those dates impact (ASN) and its future? Is there any hard limit there?

Michel Combes:	Okay, understood. So thanks (Johan). And by the way, congrats to (ASN) for let’s say increase that we start to see even if we are slipping a big compared to the project. So, you have a few weeks and months to accelerate that and to come back to a better performance by the end of the year. That was not your question, but that gives me the opportunity to give you, let’s say a strong message — to you and your team.

(Johan Denar):	Well noted.

Michel Combes:	Your two questions — so on the clearance. You rightly pointed out we’ve got clearance everywhere else but in Asia. In Asia we’re still missing Japan, India, Taiwan, and China. Japan, India, and Taiwan we expect to get — we expect sorry to get cleared by the end of August. China remains the one on which we have no yet complete precise timing. Nevertheless, we expect to reach an agreement in between (unintelligible) in China in the next coming days, which should pave the way for clearance of the Chinese regulatory issue somewhere of in between middle September and mid of October. So our expectation is to get it by the end of September. So, that for your first question.

For your second question, there is — let’s say in the days that I gave — there is no hard limit for (ASN). As you know, I am pretty relaxed on this one. We

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

have decided on the strategy that we want to implement for (ASN). We need to figure out what is the best (unintelligible) structure for (ASN). The process is underway and we will close it when - let’s say we’ll be ready to close it. If it is closed before the transaction with (unintelligible), good. If it is closed after the transaction with (unintelligible), good as well. So, which means that for me it’s two processes which are led in parallel and I wish both processes to be led in the proper manner.

(Johan Denar):	Thank you Michel.

Michel Combes:	Okay. So it seems there is no more questions. So, thanks again for having made all of you available. Thanks again for the achievement of (unintelligible). You delivered to me a nice gift. We have strong (H1) for my last report. So, I wish to thank you for that. Having in mind that of course (unintelligible) and the team expects that you will do the same for Q3 and Q4. And, as you can imagine, I expect the same. As you know, I will remain a shareholder in the company. So, I will continue to monitor very carefully your performance and will invite myself if needed, when needed — if I get the impression that you are not at full speed. So, thanks again. Enjoy the summer. You can take up to a few days of vacation — no more — and then be back in very, very good shape to finish Q3, which as you all know already, started. So, don’t forget that we’re already in Q3.

I’ll see you later on the 14th of September for a good event between us to celebrate what has been achieved and to make sure we are ready to complete the last milestone before the closing. Thanks again. See you soon. Bye, bye.

Coordinator:	That concludes today’s conference. Thank you all for participating. You may now disconnect.

END

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to the projected combination of Alcatel and Nokia, the future corporate governance structure of the Group and other developments in the business, results of operation, financial position or cash flows of Alcatel Lucent. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include the ability of the parties to obtain the necessary regulatory approvals and consummate the pending transaction.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel Lucent or its business or operations. Except as required by law, Alcatel Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel Lucent in any jurisdiction. This communication is not a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Nokia with the U.S. Securities and Exchange and Commission (the “SEC”), the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus to be filed by Nokia with the Finnish Financial Supervisory Authority, the tender offer document (note d’information) to be filed by Nokia with the Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this communication has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

07-30-15/2:00 am CT

Confirmation # 4682249

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PUBLIC EXCHANGE OFFER.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

Nokia’s tender offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the public exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (http://company.nokia.com/en) and Alcatel (www.alcatel-lucent.com), as applicable.